September 18, 2018

Brent Kelton
Chief Executive Officer
AMERI Holdings, Inc.
5000 Research Court, Suite 750
Suwanee, Georgia 30024

       Re: AMERI Holdings, Inc.
           Registration Statement on Form S-1
           Filed August 24, 2018
           File No. 333-227011

Dear Mr. Kelton:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed August 24, 2018

Prospectus, page i

1. In an appropriate section of your prospectus, address the exclusive forum provision in your bylaws.
Private Placement, page 3

2. Disclose how you calculated the maximum numbers disclosed in the third paragraph on page 5 and tell us how the number of shares registered for resale represents a good-faith estimate of the shares that you will issue.
 Brent Kelton
FirstName LastNameBrent Kelton
AMERI Holdings, Inc.
Comapany 18, 2018
September NameAMERI Holdings, Inc.
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3. It appears that the price of the securities to be issued in your unregistered transaction and the number of securities to be issued in that transaction has not yet been determined.
         Please provide us your analysis supporting your conclusion that the unregistered transaction was completed before you filed this registration statement.
Principal and Selling Stockholders, page 34

4. Given the nature and size of the transaction being registered, provide us your analysis supporting your conclusion that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

             any relationships among the selling stockholders;

             any discount at which the selling stockholders have purchased or will purchase the offered securities;

             whether any selling stockholder is a broker-dealer or an affiliate of a broker-dealer or is otherwise in the business of buying and selling securities;

             whether - based on information obtained from the selling stockholders - any of the selling stockholders have an existing short position in the company and, if any of the selling stockholders have an existing short position, the following additional information: (1) the date on which each such selling stockholder entered into that short position, and (2) the relationship of the date on which each selling stockholder entered into that short position to the date of the announcement of the transactions contemplated by the purchase agreements that you disclose on page 4 and 5 and the filing of the registration statement;

             the current relationship of each selling stockholder with the issuer, including an analysis of whether such selling stockholder is an affiliate of the issuer;

             the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any
             predecessors of those persons)   the information provided should
include, in
             reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the shares or the related warrants;

             prior securities transactions between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with
 Brent Kelton
FirstName LastNameBrent Kelton
AMERI Holdings, Inc.
Comapany 18, 2018
September NameAMERI Holdings, Inc.
September 18, 2018 Page 3
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FirstName LastName
             whom any selling stockholder has a contractual relationship regarding the transaction
             (or any predecessors of those persons); and

             whether under all the circumstances it appears that the selling stockholders, individually or in the aggregate, are acting as a conduit for the issuer.

         Also provide us copies of all agreements between the issuer (or any of its predecessors)
         and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the shares or the related warrants.

         If it is your view that the description of the relationships and arrangements sought by this comment already is presented in the registration statement and that all agreements sought by this comment are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.
Incorporation of Information by Reference, page 40

5. If you are eligible to incorporate by reference and choose to do so, please revise this section consistent with Form S-1 Item 12(a)(2) which requires that you specifically incorporate by reference specified documents filed since December 31, 2017, the end of the fiscal year that you mention in the first bullet point of this section. Also, tell us the authority on which you rely to incorporate the document mentioned in your penultimate bullet point in this section.
Undertakings, page II-6

6.       Please provide the undertakings required by Regulation S-K Item
512(a)(5)(ii).
Signatures, page II-8

7. Please file the Power of Attorney that granted authority to the attorney-in-fact who signed this document.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Brent Kelton
AMERI Holdings, Inc.
September 18, 2018
Page 4

       Please contact Tim Buchmiller at (202) 551-3635, or Russell Mancuso, Branch Chief, at
(202) 551-3617 with any questions.



                                                         Sincerely,
FirstName LastNameBrent Kelton
                                                         Division of
Corporation Finance
Comapany NameAMERI Holdings, Inc.
                                                         Office of Electronics
and Machinery
September 18, 2018 Page 4
cc:       Adam W. Finerman, Esq.
FirstName LastName